FOR IMMEDIATE RELEASE

AutoChina International Reports 2011 First Quarter Financial Results

Company to Hold Quarterly Conference Call with Accompanying Slide Presentation at 10:00 a.m. ET

Shijiazhuang, Hebei Province, China – June 6, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported unaudited financial results for its first quarter ended March 31, 2011.

Q1 2011 Financial Highlights
•	Total revenues of $136.2 million, a 12.8% increase from $120.7 million in the prior-year period
•
Improvement across all margins—gross margin up 4 percentage points to 17.1%, operating margin up 2.7 percentage points to 9.5%, and net margin up 2.2 percentage points to 7.3%, from the prior-year period

•	Net income of $10.0 million, or $0.50 per diluted share, compared to net income of $6.2 million, or $0.33 per diluted share, in the prior-year period
•	Adjusted EBITDA of $18.2 million, a 45.9% increase year over year

Operational Highlights
•
2,559 commercial vehicles were financed in the first quarter of 2011, which has historically been the Company’s slowest seasonal quarter due to the Chinese New Year holiday, compared to 2,506 in the prior-year period

•	Total number of commercial vehicle sales and leasing branches increased from 180 at March 31, 2010, to 318 at March 31, 2011, and 333 at May 31, 2011
•	Eight lease defaults during the three-month period on a total loan portfolio of 21,727 commercial vehicles at March 31, 2011
•	Company launches used commercial vehicle sale-leaseback program

Guidance for 2011
•	Company reiterates its expectation of leasing approximately 20,000 vehicles in 2011 and operating at least 500 stores by the end of 2011
•	Company reiterates its revenue guidance of between $900 million and $950 million and net income guidance of between $52 million and $57 million for the year ending December 31, 2011
•	Company expects continued improvement in gross margin as finance and insurance revenues increase as a percentage of total revenues in each quarter

Market Overview
Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We were pleased to achieve double-digit growth on the top and bottom line during the first quarter, which is historically the Company’s slowest period due to seasonality caused by the Chinese New Year holiday. Since the latter half of 2010, we have seen demand in the heavy-truck market normalize from its previously high growth levels. In 2010, heavy truck sales in China rose by roughly 60% when compared to heavy truck sales in 2009. We feel this was an extraordinary jump over the historical growth in the market, driven in part by the effects of the government's stimulus program. However, we are still seeing steady growth in our sector. According to China Automotive Review, sales of heavy-duty trucks, including chassis and semi-tractor trailers, in the first quarter of 2011 totaled 299,436 units, up 8.4% from the first quarter of 2010. We believe that China’s continuing economic development will keep driving demand for commercial vehicles in the long term.”

AutoChina International Ltd.	Page 2
June 6, 2011

Operational Review
AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 2,559 lease-to-own loans (“leases”) in the three months ended March 31, 2011, compared to 2,506 for the three months ended March 31, 2010.

The Company had a total of 21,727 leases outstanding as of March 31, 2011. During the quarter, 8 vehicles experienced default or were lost due to accidents. Since inception and through March 31, 2011, a total of 68 vehicles have experienced defaults or were lost due to accidents out of over 23,000 total vehicles leased.

During the 2011 first quarter, AutoChina’s value-added services (diesel, tire, and insurance financing) programs, which were launched in early 2010, continued to expand. As of March 31, 2011, over 80 tire outlets and over 60 fueling stations were participating in the program. Revenues from value-added services totaled $1.1 million during the quarter.

During the first quarter of 2011, the Company established a total of 18 additional commercial vehicle sales, servicing, leasing and support centers in Anhui, Guangxi, Jilin, Shaanxi, Shandong, Shanxi, and Yunnan provinces, bringing the total number of locations to 318 as of March 31, 2011. Three of these new stores were opened in provinces (Jilin, Guangxi, and Yunnan) in which the company did not previously have operations. The Company expects to operate at least 500 locations by the end of 2011.

Mr. Li continued, “During the 2011 first quarter, we continued our expansion into the far northern and southern regions of China, opening store branches in the Jilin, Yunnan, and Guangxi provinces where AutoChina did not previously have a presence. As we expand our store footprint in China, we continue to expect significant overall growth in our business, as new stores and market expansion are the primary drivers behind AutoChina’s sales.”

2011 First Quarter Financial Review
•
The Company reported revenues for the 2011 first quarter of $136.2 million, a 12.8% increase from $120.7 million in the first quarter of 2010. The Company reported $116.6 million in commercial vehicle revenues; $19.6 million, or 14.4% of revenues, in finance and insurance revenues; with no revenues from agency services rendered to related parties.

•
Gross margin increased to 17.1% for the three months ended March 31, 2011, from 13.1% for the prior-year period. The increase was largely due to a higher number of outstanding leases, which, in turn, increased the contribution from finance and insurance income throughout the term of the loans provided to AutoChina’s customers. As a result, finance and insurance revenues have increased as a percentage of revenues for the past five quarters. The Company’s additional financing services, specifically the higher-margin tire and diesel financing services, also contributed to the increased margin.

•
The Company reported net income for the first quarter of 2011 of $10.0 million, or $0.50 per diluted share based on 20.1 million weighted average diluted shares outstanding, a 60.1% increase from net income of $6.2 million, or $0.33 per diluted share based on 18.7 million diluted shares outstanding, in the prior-year period.

•
Adjusted EBITDA for the quarter ended March 31, 2011, increased to $18.2 million from $12.5 million in the prior-year period. A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Balance Sheet Highlights
At March 31, 2011, AutoChina’s cash and cash equivalents (not including restricted cash) were $86.1 million, working capital was $132.1 million, total debt was $324.1 million (including due to affiliates), and stockholders’ equity was $242.0 million, compared to $30.9 million, $128.2 million, $253.5 million, and $229.9 million, respectively, at December 31, 2010.

AutoChina International Ltd.	Page 3
June 6, 2011

Lease Securitization Program and Bank Financing
Since November 2010, AutoChina has begun securitizing a portion of its commercial vehicle leases through a partnership with CITIC Trust Co. Ltd. Under this lease securitization program, up to RMB60 million, or $9.1 million, of AutoChina’s commercial truck leases will be securitized and sold to investors each month through CITIC Trust.

As of March 31, 2011, the Company had short-term borrowings of $156.1 million, including $117.5 million in loans from various Chinese banks and $38.6 million in lease securitization borrowings. In addition, the Company also had long-term borrowings of $42.7 million from a Chinese bank. The Company’s total borrowings have a blended interest rate of 6.88% per annum.

Company Launches Used Commercial Vehicle Sale-Leaseback Program
In September 2010, AutoChina began market trials leasing used commercial vehicles. Since then the Company has formalized its used commercial vehicles leasing program, which leverages its existing business model and store network. AutoChina provides this valuable service to both former and new AutoChina customers, allowing them to place the vehicles that they own outright into a sale-leaseback program. The resulting lease is structured similarly to those that AutoChina provides to customers purchasing new heavy trucks. Customers in the sale-leaseback program also have access to all of AutoChina’s value-added services. AutoChina evaluates applicants of this new program with its existing strict credit procedures and implements highly conservative loan-to-values (LTVs) to further mitigate its risk exposure.

Mr. Li concluded, “We continue to focus on methods to further evolve our business. We feel that our existing store network and financing structure can be easily scaled and adapted to other areas, namely used commercial trucks through a sale-leaseback program. This program will allow new and existing AutoChina customers who need to generate funding quickly to pay the sale-leaseback over time and better manage their cash flow. We also expect to conduct certain smaller-scale testing trials in the coming weeks, applying our financing program and services to other asset classes where there is a need, such as cement mixers, cranes, other construction equipment, or even large-scale medical equipment.  We believe that this added option will prove valuable to a new customer base, and we look forward to keeping shareholders apprised of our progress.”

Outlook for 2011
AutoChina reiterates its previously announced financial guidance for 2011. The Company believes revenue from its commercial vehicle sales, servicing, leasing and support business will be between $900 million and $950 million and net income between $52 million and $57 million.

Estimated Financial Results
(unaudited) ($ in millions)
	For the year ended December 31, 2011	For the year ended December 31, 2010	Percent Gain
Total Revenue	$900 - $950	$622.1	44.7% - 52.7%
Net Income	$52 - $57	$37.5	38.7% - 52.0$

Conference Call Information
AutoChina’s CFO, Jason Wang, will discuss these results in a conference call (with accompanying presentation) later this morning (June 6, 2011) at 10:00 a.m. Eastern Time.  The dial-in numbers are:

(877) 407-8033 (U.S.)
(201) 689-8033 (International)

The call will also be simultaneously broadcast over the Internet. To listen to the live webcast, please go to the Company’s investor relations site, http://www.autochinaintl.com, or click the below conference call link: http://www.investorcalendar.com/IC/CEPage.asp?ID=164283. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call at the “Investor Relations” section of the AutoChina website.

AutoChina International Ltd.	Page 4
June 6, 2011

Additional Information Available in Filing on Form 6-K
Additional information with respect to the Company, including more detailed information with respect to the Company’s March 31, 2011, financial statements, will be available on Form 6-K, which the Company will file with the Securities and Exchange Commission today (June 6, 2011) and will be available without charge at www.sec.gov.

About AutoChina International Limited
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, servicing, leasing and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China.  The Company owns and operates 333 commercial vehicle financing centers in China; and primarily provides sales-type, lease-to-own loans for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the “commercial vehicle” or “heavy truck” industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations:
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com

AutoChina International Ltd.	Page 5
June 6, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended March 31,
	2011	2010

Revenues
Commercial vehicles	$116,642	$110,498
Finance and insurance	19,591	9,607
Agency revenue, related parties	—	627
Total revenues	136,233	120,732

Cost of sales
Commercial vehicles	32,130	24,578
Commercial vehicles, related parties	80,868	80,303
Total	112,998	104,881

Gross profit	23,235	15,851

Operating expenses
Selling and marketing	1,746	1,215
General and administrative	5,149	3,224
Interest expense	3,323	1,612
Interest expense - related parties	643	1,646
Other income, net	(600)	(121)
Total operating expenses	10,261	7,576

Income from operations	12,974	8,275

Other income (expense), net
Interest income	23	413

Income from operations before income taxes	12,997	8,688

Income tax provision	2,999	2,442

Net income	$9,998	$6,246

Earnings (loss) per share
Basic	$0.51	$0.43
Diluted	$0.50	$0.33

Weighted average shares outstanding
Basic	19,615,766	14,614,434
Diluted	20,121,712	18,702,904

AutoChina International Ltd.	Page 6
June 6, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$86,088	$30,931
Accounts receivable, net of provision for doubtful debts of $1,740 and $1,464, respectively	26,311	22,101
Inventories	1,079	1,412
Deposits for inventories	970	1,003
Prepaid expenses and other current assets	12,850	17,113
Prepaid expenses, related parties	9	604
Current maturities of net investment in sales-type leases, net of provision for doubtful debts of $735 and $281, respectively	305,757	282,108
Deferred income tax assets	1,174	618
Total current assets	434,238	355,890

Property, equipment and leasehold improvements, net	2,818	2,669
Deferred income tax assets	420	64
Net investment in sales-type leases, net of current maturities	150,081	142,005

Total assets	$587,557	$500,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$156,076	$117,485
Accounts payable	1,284	911
Accounts payable, related parties	57,467	16,202
Other payables and accrued liabilities	9,586	7,425
Due to affiliates	67,813	77,295
Customer deposits	2,287	1,198
Income tax payable	4,611	7,147
Deferred income tax liabilities	3,026	—
Total current liabilities	302,150	227,663

Long term debt
Deferred income tax liabilities	397	614
Other long-term liabilities	286	—
Long-term borrowings	42,706	42,485
Total liabilities	345,539	270,762

Commitment and Contingency
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 19,615,766 shares and 19,615,766 shares at March 31, 2011 and December 31, 2010, respectively	20	20
Additional paid-in capital	170,809	169,842
Retained earnings	62,435	52,437
Accumulated other comprehensive income	8,754	7,567
Total shareholders’ equity	242,018	229,866

Total liabilities and shareholders’ equity	$587,557	$500,628

AutoChina International Ltd.	Page 7
June 6, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Three months ended March 31,
	2011	2010
Cash flow from operating activities:

Net income	$9,998	$6,246

Adjustments to reconcile net income attributable to shareholders to net cash used in operating activities:
Depreciation and amortization	306	215
Provision for bad debts	730	206
Deferred income taxes	1,889	1,748
Stock-based compensation expenses	967	735

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(4,354)	(369)
Note receivable	—	(1,120)
Net investment in sales-type leases	(29,577)	(54,831)
Inventories	339	(465)
Deposits for inventories	38	9,276
Prepaid expense and other current assets	(4,666)	(532)
Trade notes payable	—	(12,450)
Accounts payable	367	(961)
Other long-term liabilities	285	—
Other payable and accrued liabilities	2,113	541
Customers deposits	1,078	1,720
Income tax payable	(2,562)	(179)

Net cash used in operating activities	(23,049)	(50,220)

Cash flow from investing activities:

Purchase of property, equipment and leasehold improvements	(440)	(319)
Increase in restricted cash	—	(2,664)
Decrease in security deposits	9,000	—

Net cash provided by (used in) investing activities	8,560	(2,983)

AutoChina International Ltd.	Page 8
June 6, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) – Continued
(in thousands)

	Three months ended March 31,
	2011	2010
Cash flow from financing activities:

Proceeds from borrowings	73,198	50,982
Repayments of borrowings	(35,388)	(8,788)
Proceeds from affiliates	61,570	—
Repayment to affiliates	(71,414)	(9,479)
Proceeds from accounts payable, related parties	80,857	2,281
Repayment to accounts payable, related parties	(39,258)	—
Issue of shares on exercise of warrants	—	10,296
Issue of shares for cash, net of offering costs of $3,680	—	66,320

Net cash provided by financing activities	69,565	111,612

Net cash provided by operating, financing and investing activities	55,076	58,409

Effect of foreign currency translation on cash	81	(7)

Net increase in cash and cash equivalents	55,157	58,402

Cash and cash equivalents, beginning of the period	30,931	36,768

Cash and cash equivalents, end of the period	86,088	95,170

Supplemental disclosure of cash flow information:
Interest paid	$2,453	$3,665
Income taxes paid	$3,639	$3,380

AutoChina International Ltd.	Page 9
June 6, 2011

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three months ended March 31,
	2011	2010
(Table in 000s)
Net income	$9,998	$6,246
Interest expenses	3,966	3,258
Interest income	(23)	(413)
Income tax provision	2,999	2,442
Stock-based compensation	967	735
Depreciation and amortization	306	215
Adjusted EBITDA	$18,213	$12,483

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including stock-based compensation and accretion of stock repurchase obligations.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.